Exhibit 99.1

Jaguar Mining Inc.

Condensed Interim Consolidated Financial Statements

For the three and six months ended

June 30, 2015 and 2014

(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited and expressed in thousands of US dollars)

Consolidated Statement of Financial Position

		June 30,	December 31,
		2015	2014
ASSETS
Current assets
Cash and cash equivalents		$4,776	$7,161
Inventory	Note 4	14,155	19,175
Recoverable taxes	Note 5	3,570	10,614
Other accounts receivable		810	747
Prepaid expenses and advances		2,542	1,639
Derivatives		598	-
Total Current Assets		26,451	39,336
Non-current assets
Property, plant and equipment	Note 6	64,666	63,773
Mineral exploration projects	Note 7	68,781	68,544
Recoverable taxes	Note 5	16,629	21,368
Other assets		2,968	2,243
Total assets		$179,496	$195,264

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	Note 8	$16,403	$16,049
Notes payable	Note 9	23,522	29,413
Reclamation provisions	Note 10	2,430	1,202
Derivatives		-	197
Other provisions and liabilities	Note 11	22,418	16,605
Total Current Liabilities		64,773	63,466
Non-current liabilities
Notes payable	Note 9	1,403	1,538
Deferred income taxes		9,834	8,338
Other taxes payable		102	101
Reclamation provisions		17,916	20,172
Other liabilities		49	61
Total liabilities		$94,077	$93,676

SHAREHOLDERS' EQUITY
Capital Stock	Note 12	434,469	434,465
Stock options	Note 12	620	525
Deferred shares units	Note 12	1,128	965
Contributed surplus		18,768	18,666
Deficit		(370,164)	(352,836)
Hedging Reserve	Note 12	598	(197)
Total shareholders' equity		85,419	101,588
Financial liabilities and other commitments
Total liabilities and shareholders' equity		$179,496	$195,264

Going Concern	Note 2

On behalf of the Board:
(signed) “Richard Falconer”	(signed) “George M. Bee”

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

Consolidated Statement of Income
		Three Months Ended June 30,		Six Months Ended June 30,
		2015	2014	2015	2014

Gold Sales		$22,820	$31,044	$51,567	$62,143
Cost of sales	Note 14	(16,808)	(23,274)	(36,941)	(44,610)
Depletion and amortization		(3,233)	(7,339)	(9,637)	(16,015)
Gross profit		2,779	431	4,989	1,518

Exploration and evaluation costs		29	81	78	120
Care and maintenance costs (Paciencia mine)		292	520	576	1,126
Stock-based compensation		180	697	364	742
General and administration expenses		3,067	3,037	5,348	7,074
Restructuring fees		-	7,059	-	9,966
Amortization		238	268	481	538
Adjustment to legal and VAT provisions	Note 15	1,075	3,704	8,845	7,724
Other operating expenses		429	1,504	1,355	2,753
Operating loss		(2,531)	(16,439)	(12,058)	(28,525)

Foreign exchange loss (gain)		1,708	(837)	(216)	(1,819)
Financial instruments gain		(618)	(265,293)	(38)	(265,293)
Finance costs		1,059	2,382	2,183	7,201
Other non-operating expenses (recoveries)		(13)	(104)	(40)	(262)
Loss before income taxes		(4,667)	247,413	(13,947)	231,648
Current income tax expense		13	983	685	1,331
Deferred income tax expense (recovery)		(297)	(216)	2,696	(571)
Total income tax expense (recovery)		(284)	767	3,381	760
Net income (loss)		(4,383)	246,646	(17,328)	230,888
Other comprehensive income (loss)		138	(495)	795	(808)
Total comprehensive income (loss)		(4,245)	246,151	(16,533)	230,080

Earnings per share
Income (loss) per share
Basic	Note 13	$(0.04)	$2.92	$(0.16)	$5.37
Diluted	Note 13	$(0.04)	$2.91	$(0.16)	$5.35
Weighted average shares outstanding
Basic		111,115,182	84,490,087	111,115,182	42,975,643
Diluted		111,115,182	84,875,160	111,115,182	43,169,243

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

Consolidated Statement of Cash Flows
	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
OPERATING ACTIVITIES
Net income (loss) for the period	$(4,383)	$246,646	$(17,328)	$230,887
Adjusted for non-cash items
Unrealized foreign exchange gain	(614)	(963)	(2,497)	(3,266)
Stock-based compensation expense	180	697	364	742
Interest expense	673	1,939	1,472	6,302
Accretion of interest expense	386	443	711	899
Deferred income tax expense (recovery)	(297)	(216)	2,696	(571)
Depletion and amortization	3,471	7,607	10,118	16,553
Loss on disposition of property, plant and equipment	1	45	23	53
Write-down of inventory	-	1,483	32	2,387
Provision for VAT and other taxes	(465)	2,026	645	4,764
Legal provisions	1,540	(1,678)	8,200	(2,960)
Gain on debt forgiveness	-	(265,566)	-	(265,566)
Loss on Renvest ammendment	-	400	-	400
Unrealized gain on derivatives and option component of notes	-	(8)	-	(8)
Reclamation expenditure	(85)	(96)	(244)	(331)
	407	(7,241)	4,192	(9,715)
Adjusted for changes in non-cash operating assets and liabilities
Inventory	(570)	(1,569)	2,379	(3,078)
Other accounts receivable	723	690	826	2,505
Recoverable taxes	1,221	(449)	10,906	(779)
Prepaid expenses and other assets	(2,878)	(1,185)	(2,517)	(630)
Accounts payable and accrued liabilities	2,377	(1,546)	416	986
Taxes payable	(1)	172	-	517
Other provisions	359	3,083	(2,387)	4,754
Net cash provided by operating activities	1,638	(8,045)	13,815	(5,440)

FINANCING ACTIVITIES
Share issuance	-	50,000	-	50,000
Repayment of debt	(4,500)	(10,600)	(7,700)	(10,600)
Increase in debt	1,300	-	1,300	-
Decrease in restricted cash	-	-	-	109
Interest paid	(555)	(1,703)	(1,273)	(2,517)
Other liabilities	14	8	(12)	18
Net cash used in financing activities	(3,741)	37,705	(7,685)	37,010

INVESTING ACTIVITIES
Mineral exploration projects	(136)	(220)	(237)	(408)
Purchase of property, plant and equipment	(3,060)	(5,015)	(8,340)	(9,151)
Proceeds from disposition of property, plant and equipment	4	225	41	256
Net cash used in investing activities	(3,192)	(5,010)	(8,536)	(9,303)

Effect of exchange rate changes on cash and cash equivalents	(187)	(345)	21	32
Net increase (decrease) in cash and cash equivalents	(5,482)	24,305	(2,385)	22,299
Cash and cash equivalents at the beginning of the period	10,258	7,009	7,161	9,015
Cash and cash equivalents at the end of the period	$4,776	$31,314	$4,776	$31,314

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

	Common Shares		Stock Options		Deferred Shares Units
	Shares	Amount	Options	Amount	Units	Amount	Contributed Surplus	Deficit	Hedging Reserve1	Total Equity (Deficiency)

Balance as at January 1, 2014	86,396,356	$371,077	1,604,028	$917	-	-	$17,638	(483,699)	508	$(93,559)
Share consolidation	(85,396,429)	-	-	-	-	-	-	-	-	-
Shares issued	110,111,111	77,591	-	-	-	-	-	-	-	77,591
Shares issued cost	-	(14,203)	-	-	-	-	-	-	-	(14,203)
Options cancelled	-	-	(1,604,028)	(917)	-	-	1,028	-	-	111
Stock options	-	-	1,994,735	106	-	-	-	-	-	106
Deferred shares units	-	-	-	-	1,500,566	573	-	-	-	573
Other comprehensive income	-	-	-	-	-	-	-	-	(808)	(808)
Net loss	-	-	-	-	-	-	-	230,887	-	230,887
Balance as at June 30, 2014	111,111,038	$434,465	1,994,735	$106	1,500,566	$573	$18,666	$(252,812)	$(300)	$200,698

Balance as at January 1, 2015	111,111,038	$434,465	2,679,735	$525	1,600,566	$965	$18,666	$(352,836)	$(197)	$101,588
Shares issued	25,000	4	-	-	-	-	(4)	-	-	-
Stock options	-	-	-	137	-	-	-	-	-	137
Options cancelled	-	-	(400,000)	(42)	-	-	42	-	-	-
Deferred shares cancelled	-	-	-	-	(100,000)	(64)	64	-	-	-
Deferred shares units	-	-	-	-	-	227	-	-	-	227
Realized gain on statement of operations	-	-	-	-	-	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	-	-	-	795	795
Net loss	-	-	-	-	-	-	-	(17,328)	-	(17,328)
Balance as at June 30, 2015	111,136,038	$434,469	2,279,735	$620	1,500,566	$1,128	$18,768	$(370,164)	$598	$85,419

1. Hedging reserve Note 12(d)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

1.	Nature of business and basis of preparation:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a corporation continued under the Business Corporations Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The address of the Company’s registered office is 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8, Canada.

These condensed interim consolidated financial statements of the Company as at and for the three and six months ended June 30, 2015 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  These condensed interim consolidated financial statements do not include all annual disclosures as required by International Financial Reporting Standards (“IFRS”) and should be read in connection with the Company’s December 31, 2014 audited annual financial statements.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 13, 2015.

2.	Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due.

The Company has reported an operating loss for the three and six months ended June 30, 2015. The Company considers that the near term economic outlook presents challenges in terms of commodity prices as well as input costs. Whilst the Company has instituted measures to preserve cash, improve operations and is seeking to secure additional financing, these circumstances create uncertainties over future results and cash flows.

The Company had a working capital deficiency of $38.3 million as at June 30, 2015.  As per the terms of the senior secured credit agreement with Global Resource Fund (“Renvest”), the Company was obligated to make a scheduled $1.0 million principal payment on July 28, 2015, which has been, upon agreement between the parties, postponed to August 28, 2015. The Company has engaged in and continues to be in discussions with Renvest about financing and Credit Agreement matters.

The Company will need to obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures.  There is no assurance that the Company’s financing initiatives will be successful or sufficient.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current operations or exploration programs will result in profitable mining operations. This fact, along with the factors discussed in the preceding paragraphs results in a material uncertainty that casts substantial doubt as to the Company’s ability to continue to operate as a going concern. The recoverability of the carrying value of property, plant and equipment and mineral exploration projects is dependent upon the success of the above operating, exploration and financing activities and the future gold price. Changes in future conditions could require material write-downs of the carrying value of property, plant and equipment and mineral exploration projects.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used, and such adjustments could be material.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

3.	Significant accounting policies:

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2014.

a)	Future accounting policy changes issued but not yet in effect:

The following are new pronouncements approved by the IASB. The following new standards are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

IFRS 15 Revenue from Contracts with Customers was issued by IASB in May 2014.  It specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. The impact of IFRS 15 on the Company’s consolidated financial statements has not yet been determined.

4.	Inventory:

Inventory is composed of the following:

	June 30,	December 31,
	2015	2014
Raw material	$2,574	$2,524
Mine operating supplies	5,339	6,472
Ore in stockpiles	70	258
Gold in process	2,411	3,664
Unrefined gold at refinery	2,137	4,456
Finished goods (gold bullion)	1,624	1,801
Total Inventory	$14,155	$19,175

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Inventory amounts recorded in production costs	$16,843	$23,435	$36,968	$46,724
Inventory amounts recorded in depletion and amortization	3,233	7,339	9,637	16,015

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Inventory write down	$-	$1,483	$32	$2,387

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

5.	Recoverable taxes:

	December 31, 2014	Additions/Reversals	Accretion	Tax refunded	Applied to taxes payable	Foreign exchange	June 30, 2015
Value added taxes and other1	$26,659	$3,346	$-	$(7,378)	$(3,663)	$(4,716)	$14,248
Provision for VAT and other2	(7,515)	(646)	537	-	-	1,260	(6,364)
Net VAT and other taxes	$19,144	$2,700	$537	$(7,378)	$(3,663)	$(3,456)	$7,884

ICMS3	$15,086	$1,930	$-	$-	$(58)	$(2,478)	$14,480
Reserve for ICMS3	(2,248)	(123)	-	-	-	206	(2,165)
Net ICMS	$12,838	$1,807	$-	$-	$(58)	$(2,272)	$12,315
Total recoverable taxes	$31,982	$4,507	$537	$(7,378)	$(3,721)	$(5,728)	$20,199

Less: current portion	10,614						3,570
Non-current portion	$21,368						$16,629

Receivable from sales of ICMS tax credits 4	$889						$872

1)
The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods, including as cash refund or as a credit against current taxes payable.

2)
The Company records a provision against its recoverable taxes given limited methods available to recover such taxes and the length of time it will take to recover such taxes. The provision reduces the net carrying amount of value added taxes and other taxes to their estimated present value based on the manner and timing of expected recovery, discounted at the Brazilian Central Bank’s Selic rate.

During 2014, the Company initiated procedures to obtain approval and/or refund of R$29.1 million of Federal VAT (‘Value Added Tax’) input tax credits with respect to the years 2009 through 2011 for MTL. Following an extensive audit process, in February 2015, 81.6% of the input tax credits were approved for refund. 29.7% of the approved amount was applied as a credit to reduce other federal taxes payable for prior years, while R$16.7 million (approximately $6.0 million) was refunded in cash.

3)
ICMS – Imposto sobre circulação de mercadorias e prestação de serviços is a type of value added tax which can either be sold to other companies (usually at a discount rate of approximately 13%) or be used to purchase specified machinery and equipment. The ICMS credits can only be realized in the state where they were generated; in the case of Jaguar, in the State of Minas Gerais, Brazil.

4)	Recorded as part of Other aseets is $872,000 related to ICMS tax credits sold to and still receivable from other companies (December 31, 2014 - $889,000).

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

6.	Property, plant and equipment (“PP&E”):

	Plant	Vehicles	Equipment	Leasehold1	CIP2	Mining properties	Total
Cost
Balance as at January 1, 2015	$13,495	$11,522	$229,701	$2,380	$2,476	$353,616	$613,190
Additions	-	3	1,114	-	203	7,142	8,462
Disposals	-	-	(94)	-	-	(319)	(413)
Reclassify within PP&E	(30)	-	-	-	30	-	-
Balance as at June 30, 2015	$13,465	$11,525	$230,721	$2,380	$2,709	$360,439	$621,239

Balance as at January 1, 2014	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650
Additions	-	449	3,182	-	2,351	21,667	27,649
Disposals	(3,755)	(2,797)	(5,429)	-	(346)	-	(12,327)
Transfer from assets held for sale	1,533	77	1,069	-	(2,679)	-	-
Reclassify within PP&E	-	-	-	-	-	(1,782)	(1,782)
Balance as at December 31, 2014	$13,495	$11,522	$229,701	$2,380	$2,476	$353,616	$613,190

Accumulated amortization and impairment
Balance as at January 1, 2015	$11,277	$9,234	$202,443	$1,923	$1,142	$323,398	$549,417
Amortization for the period	342	350	3,260	232	-	3,321	7,505
Impairment loss	-	-	-	-	-	-	-
Disposals	-	-	(29)	-	-	(320)	(349)
Balance as at June 30, 2015	$11,619	$9,584	$205,674	$2,155	$1,142	$326,399	$556,573

Balance as at January 1, 2014	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698
Amortization for the year	923	1,842	16,308	464	-	10,756	30,293
Impairment loss	3,275	50	58,740	-	1,142	23,635	86,842
Disposals	(3,812)	(2,233)	(5,371)	-	-	-	(11,416)
Balance as at December 31, 2014	$11,277	$9,234	$202,443	$1,923	$1,142	$323,398	$549,417

Carrying amounts
As at June 30, 2015	$1,846	$1,941	$25,047	$225	$1,567	$34,040	$64,666
As at December 31, 2014	$2,218	$2,288	$27,258	$457	$1,334	$30,218	$63,773
1 Refers to leasehold improvements in corporate office in Brazil.
2 Refers to Construction in progress.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

7.	Mineral exploration projects:

	Gurupi	Turmalina	Caeté	Pedra Branca	Total
Balance as at January 1, 2015	$68,139	$-	$-	$405	$68,544
Additions	237	-	-	-	237
Balance as at June 30, 2015	$68,376	$-	$-	$405	$68,781

Balance as at January 1, 2014	$67,494	$-	$-	$391	$67,885
Additions	645	-	314	14	973
Reclass from PP&E	-	-	1,782	-	1,782
Impairment loss	-	-	(2,096)	-	(2,096)
Balance as at December 31, 2014	$68,139	$-	$-	$405	$68,544

8.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2015	2014
Accounts payable (suppliers)	$10,023	$9,212
Accrued payroll	6,157	6,483
Interest payable	10	72
Other	213	282
Total accounts payable and accrued liabilities	$16,403	$16,049

9.	Notes payable:

	June 30, 2015	December 31, 2014
Notes payable - current portion
Bank indebtedness	$14,553	$14,954
Vale note (a)	706	458
Renvest credit facility (b)	8,263	14,001
	23,522	29,413
Notes payable - non-current portion
Vale note (a)	1,403	1,538
	1,403	1,538

Total notes payable	$24,925	$30,951

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

a)	Vale note

The Vale note was generated in 2008, by the purchase of mineral rights regarding the Caeté Project for $13.3 million (“Vale Purchase Agreement”). Payment under the Vale Purchase Agreement was subject to satisfaction of certain conditions including perfection of the transfer of the mineral rights before the Departamento Nacional de Produção Mineral (“DNPM”).  During 2010, the Company paid $3.2 million.  In November 2014 the agreement was amended whereby the Company agreed to waive certain mineral rights expected to be transferred under the purchase agreement as they had not been duly conveyed.  Accordingly, the outstanding indebtedness amount was reduced from $9.0 million to $3.0 million, payable in twelve installments of $250,000, maturing December and July of every year, until fully paid in 2020.  The first installment was paid in December 2014. The balance outstanding as at June 30, 2015 was $2.8 million ($2.8 million as at December 31, 2014).

b)	Renvest Credit Facility:

The features of the Renvest credit facility A and B are as follows:

Facility A:

This facility, in the amount of $5.0 million, includes a conversion feature whereby the holder can convert the debt into common shares of the Company at the greater of $200.0 million divided by the total number of fully diluted issued and outstanding common shares and Cdn$0.91. This conversion feature meets the accounting definition of a derivative instrument.

The Company performed a valuation of this feature to determine its fair value at inception and subsequently revalued it on June 30, 2015.  As at June 30, 2015 there is $nil recorded as current liability ($3,000 as at December 31, 2014). The change in the fair value for the three and six months ended June 30, 2015, in the amount of $nil and 3,000, respectively, was recorded as a gain on conversion option embedded in convertible debt as financial instruments gain in the consolidated statements of operations and comprehensive income (loss) (three and six months ended June 30, 2014 - $8,000).

The estimated fair value of the derivative liability is classified as level 2 and was determined using the Black-Scholes model, with the following assumptions:

Black-Scholes model	Assumptions
Remaining contractual life	0.5 year
Interest rate	11%
Volatililty	70%
Risk free rate	0.64%
Share price	$0.15
Conversion price	$1.78

This facility bears interest at 11% per annum and matures on December 31, 2015.

Facility B:

This non-revolving facility was originally in the amount of $25.0 million of which $10.0 million was repaid in April 2014.

This facility bears interest at 11% per annum, repayable $1.0 million plus accrued interest per month, commencing July 2014 and matures on December 31, 2015.

Security for Facility A and Facility B is provided by security agreements comprising all the Company’s and its subsidiaries’ present and future assets, the shares of the Company’s subsidiaries and loan guarantees by the Company’s subsidiaries. Facility A and Facility B require among other things that the Company adhere to specific financial covenants.  As at June 30, 2015, the Company was in compliance with these covenants.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

10.	Reclamation provision

	December 31, 2014	Additions (Reversals)	Accretion	Payments	Foreign exchange	June 30, 2015
Reclamation provision	$21,374	$126	$1,135	$(244)	$(2,045)	$20,346

Less: current portion	1,202					2,430
Non-current portion	$20,172					$17,916

The reclamation provisions relate to the cost to reclaim land that has been disturbed as a result of mining activity. The estimated future cash flows have been discounted using the Brazilian Selic rate of 12.62% and the inflation rate used to determine future expected cost ranges from 4.4% to 9.0% per annum.

11.	Other provisions and contingent liabilities:

Various legal, environmental, tax and regulatory matters are outstanding from time to time due to the nature of the Company’s operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

As at June 30, 2015, the Company has recognized a provision of $22.4 million (December 31, 2014 - $16.6 million) representing management’s best estimate of expenditures required to settle present obligations, as noted in the table below.  The ultimate outcome or actual cost of settlement may vary materially from management estimates.

	December 31, 2014	Additions (Reversals)	Payments	Foreign exchange	June 30, 2015
Labour litigation	$14,491	$8,231	$(228)	$(1,851)	$20,643
Civil litigation	1,560	(8)	-	(229)	1,323
Other provisions	554	(118)	-	16	452
	$16,605	$8,105	$(228)	$(2,064)	$22,418

12.	Capital stock:

a)	Common shares:

The Company is authorized to issue an unlimited number of commons shares.  All issued shares are fully paid and have no par value. Changes in common shares for the six months ended June 30, 2015 and 2014 are as follows:

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

	Number of shares	Amounts
Balance as at January 1, 2015	111,111,038	$434,465
Shares issued1	25,000	4
Balance as at June 30, 2015	111,136,038	$434,469

Balance as at January 1, 2014	86,396,356	371,077
Share consolidation2	(85,396,429)	-
Shares issued in exchange for the Notes2	19,000,000	13,389
Offering shares issued2	70,955,797	50,000
Accrued interest offering shares issued2	9,044,203	6,373
Backstop commitment shares issued2	11,111,111	7,829
Share issuance costs2	-	(14,203)
Balance as at June 30, 2014	111,111,038	$434,465

1)
On June 30, 2015 the Company issued 25,000 shares for 25,000 vested Deferred Share Units (“DSUs”), valued at $4,000, to a former executive. This issuance was made pursuant to the redemption rules of vested DSUs under the Company’s Deferred Share Unit Plan.

2)
 On December 23, 2013, the Company filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice. On April 22, 2014, the Company successfully implemented the CCAA Plan.

The CCAA Plan implemented a series of steps leading to an overall capital reorganization of Jaguar. These steps included, among other things:

•
The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”).

•
The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro-rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes.  Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released.

•
Noteholders who participated in the Share Offering purchased up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro-rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) in exchange for their Notes.

•
Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro-rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro rata share of an additional 11,111,111 common shares of the Company (the “Backstopped Commitment Shares”) in exchange for their Notes.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

b)	Stock options:

In connection with the implementation of the CCAA Plan in April 2014, equity based compensation arrangements existing immediately prior to the implementation of the CCAA Plan, including the stock options, were forfeited. The following tables shows the roll-forward and the stock options as at June 30, 2015:

Common Share Options	Number of options	Weighted Average Exercise Price (Cdn$)
Balance as at January 1, 2015	2,679,735	$1.35
Options forfeited1	(400,000)	1.35
Balance as at June 30, 2015	2,279,735	$1.35

Balance as at January 1, 2014	1,604,028	$0.98
Options cancelled	(1,604,028)	0.98
Issued during the period	1,994,735	1.35
Balance as at June 30, 2014	1,994,735	$1.35

1) Relates to the forfeiture of the options of a former executive, upon resignation in April 2015.

The following table is a summary of stock options outstanding during the six month period ended June 30, 2015 and 2014, the fair values and the assumptions used in the Black-Scholes option pricing formula:

	Number of options	Exercise Price (Cdn$)	Dividend yield	Risk-free interest rate	Forfeiture rate	Expected life (years)	Volatility factor	Fair value
Stock options 2015	2,279,735	$1.35	-	1.47%	0%	3.05	53%	$0.19
Stock options 2014	1,994,735	$1.35	-	1.47%	0%	4.00	50%	$0.24

For the three and six months ended June 30, 2015 the Company had recognized $71,000 and $137,000, respectively in the condensed interim consolidated statements of operations and comprehensive income (loss) (three and six months ended June 30, 2014 - $171,000 and $216,000 respectively).

c)	Deferred share units – “DSUs”:

In connection with the implementation of the CCAA Plan in April 2014, equity based compensation arrangements existing immediately prior to the implementation of the CCAA Plan, including the DSU plan, which had been accounted for as cash-settled awards, were cancelled.

On June 30, 2015 the Company issued 25,000 shares for 25,000 vested DSUs to a former executive. This issuance was made pursuant to the redemption rules of vested DSUs under the Company’s Deferred Share Unit Plan. The unvested DSUs were cancelled upon resignation.

For the three and six months ended June 30, 2015 the Company had recognized $109,000 and $226,000, respectively in the condensed interim consolidated statements of operations and comprehensive income (loss) (three and six months ended June 30, 2014 - $526,000).

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

d)	Hedging reserve:

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in other comprehensive income until the transaction is settled at which time the gain or loss is recognized in the consolidated statements of operations.

Included in the hedging reserve, in the consolidated statements of changes in shareholders’ equity for the period ended June 30, 2015 is an unrealized gain of $598,000 (December 31, 2014 – unrealized loss of $197,000). An aggregate realized gain in the amount of $618,000 and $35,000 has been recorded in the consolidated statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2015, respectively (three and six months ended June 30, 2014 – $281,000 loss).

The following are the outstanding contracts as at June 30, 2015:

Settlement Date	Ounces Hedged	Average US$ per ounce	Unrealized gain
August 27, 2015	10,593	$1,227	$598

13)	Basic and diluted earnings per share:

Dollar amounts are in thousands.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Numerator
Net income (loss)	$(4,383)	$246,646	$(17,328)	$230,888
Denominator
Weighted average number of common shares outstanding - basic and diluted	111,119,280	84,490,087	111,115,182	42,975,643
Basic and diluted loss per share	$(0.04)	$2.92	$(0.16)	$5.37

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include effect of the following options and convertible notes since they are anti-dilutive:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Options	2,378,636	1,813,523	2,528,354	1,709,354
Convertible option Renvest Credit Facility	2,824,859	2,117,229	2,824,859	1,064,463
Deferred share units	1,525,291	385,073	1,562,721	193,600
Antidilutive shares	6,728,786	4,315,825	6,915,933	2,967,417

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

14)	Production costs:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Direct mining and processing costs	$(16,230)	$(22,563)	(35,375)	$(44,835)
Royalty expense and CFEM taxes	(613)	(872)	(1,593)	(1,889)
Inventory write-down	-	(579)	(32)	1,976
Other	35	740	59	138
Total cost of production	$(16,808)	$(23,274)	$(36,941)	$(44,610)

15)	Adjustment to legal and VAT provisions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Legal provisions	$1,540	$1,678	$8,200	$2,960
Changes in provision against recoverability of VAT and other taxes	(465)	$2,026	645	4,764
Total adjustment to legal provisions and VAT taxes	$1,075	$3,704	$8,845	$7,724

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

16)	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments:

As at June 30, 2015	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$16,403	$-	$-	$-	$16,403
Notes payable					-
Principal	23,453	1,000	1,000	250	25,703
Bank indebtedness	14,553	-	-	-	14,553
Vale Note	500	1,000	1,000	250	2,750
Renvest credit facility	8,400	-	-	-	8,400
Interest	1,110	-	-	-	1,110
Other liabilities	49	-	-	-	49
Total financial liabilities	$41,015	$1,000	$1,000	$250	$43,265
Other Commitments
Operating lease agreements	$195	$53	$-	$-	$248
Suppliers' agreements					-
Mine operations1	788	-	-	-	788
Other provisions and liabilities	22,418	-	-	-	22,418
Reclamation provisions2	2,429	13,174	1,127	10,739	27,469
Total other commitments	$25,830	$13,227	$1,127	$10,739	$50,923
Total	$66,845	$14,227	$2,127	$10,989	$94,188
1 The Company has the contractual right to cancel the mine operation contracts with 30 days advance notice. The amount included in the commitments table represents the contractual amount due within 30 days.

2 Reclamation provisions are not adjusted for inflation and are not discounted.

17)	Financial risk management and financial instruments:

The Company’s activities expose it to a variety of financial risks, including but not limited to: credit risk, liquidity risk, currency risk, interest rate risk and price risk. The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in connection with the Company’s annual financial statements as at December 31, 2014.

a)	Liquidity risk:

The Company had a working capital deficiency of $38.3 million and an accumulated deficit of $370.2 million as at June 30, 2015. The Company will need to refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. See Note 2.

The Company’s financial liabilities and other commitments are listed in Note 16.

b)	Derivative financial instruments:

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of US dollars)

•	Forward sales:

See Note 12(d).

c)	Financial instruments:

The fair value of the following financial assets and liabilities approximate their carrying amounts due to the short term to maturity of these instruments:

a.       Cash and cash equivalents
b.       Other accounts receivable
c.       Accounts payable and accrued liabilities
d.       Notes payable

Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

a.     Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.     Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.     Level 3 – one or more significant inputs used in a valuation technique that are unobservable for the instruments.

The fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at June 30, 2015 and December 31, 2014 are as follows:

	Level 1	Level 2	Level 3
June 30, 2015
Derivative assets	-	598	-
December 31, 2014
Derivative liabilities	$-	$197	$-

18)	Related party transactions:

The Company incurred legal fees from Azevedo Sette Advogados (“ASA”), a law firm whose partner is Luis Miraglia, a director of Jaguar.  Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $16,000 and $39,000 for the three and six months ended June 30, 2015, respectively ($6,000 and $22,000 for the three and six months ended June 30, 2014, respectively).

The Company also incurred legal fees from Goodmans LLP (“Goodmans”), a law firm where Robert Chadwick, a director of Jaguar is a partner.  Fees paid to Goodmans are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss  – and amount to $2,000 for the three and six months ended June 30, 2015 ($nil for the three and six months ended June 30, 2014).